UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
☐    Form 10-K     ☐    Form 20-F     ☐    Form 11-K     ☑    Form 10-Q
☐     Form 10-D     ☐    Form N-SAR     ☐    Form N-CSR

For Period Ended: March 31, 2016

☐Transition Report on Form 10-K            ☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F            ☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Verso Corporation	Verso Paper Holdings LLC
Full Name of Registrant	Full Name of Registrant

Verso Paper Corp.	N/A
Former Name if Applicable	Former Name if Applicable

6775 Lenox Center Court, Suite 400
Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38115-4436
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Verso Corporation (“Verso”) and Verso Paper Holdings LLC (“Verso Holdings”) have determined that they are unable to file their combined Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below:

As previously disclosed, on January 26, 2016, Verso and substantially all of its direct and indirect subsidiaries, including Verso Holdings (collectively, the “Company”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Cases”). In the months since their filing, the Chapter 11 Cases have required substantial management time and attention, which disrupted the Company’s normal closing process, including its independent registered public accounting firm’s review procedures, for the quarter ended March 31, 2016. As a result, the Company has been delayed in its preparation of financial statements and other documentation relating to the Form 10-Q, but the Company expects to be in the position to complete and file the Form 10-Q within the 5-day extension period provided for in Rule 12b-25(b).

The Company’s failure to deliver its quarterly financial statements for the quarter ended March 31, 2016, by May 15, 2016, would constitute an event of default under Verso Holdings’ debtor-in-possession asset-based credit facility (the “Verso DIP Facility”) upon the expiration of a 10-day grace period, and under NewPage Corporation’s (“NewPage Corp”) debtor-in-possession asset-based credit facility (the “NewPage DIP ABL Facility”) and NewPage Corp’s debtor-in-possession term loan credit facility (the “NewPage DIP Term Loan Facility” and, together with the NewPage DIP ABL Facility, the “NewPage DIP Facilities”) upon the expiration of a 30-day grace period.  If the Company fails to provide the required financial statements by May 25, 2016, the required lenders under the Verso DIP Facility could accelerate debt under the Verso DIP Facility by providing notice to Verso Holdings of such acceleration. Such acceleration under the Verso DIP Facility would trigger a cross-default under the NewPage DIP Facilities and the required lenders thereunder also could accelerate the debt under the NewPage DIP Facilities by providing notice to NewPage Corp of such acceleration. If the Company fails to provide the required financial statements by June 14, 2016, the required lenders under the NewPage DIP Facilities could accelerate debt under the NewPage DIP Facilities by providing notice to NewPage Corp of such acceleration.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Allen J. Campbell	(901)	369-4128
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Verso Corporation	☑ Yes ☐ No
	Verso Paper Holdings LLC	☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Verso Corporation	☑ Yes ☐ No
	Verso Paper Holdings LLC	☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV (3) Explanation

The below unaudited financial information is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures. The Company’s independent registered public accounting firm has not completed its review, and does not express an opinion, or any other form of assurance, with respect to this data. This preliminary financial information does not constitute a comprehensive statement of the Company’s financial results for the quarter ended March 31, 2016, and the Company’s final numbers for this data may differ from the below preliminary financial data.

First Quarter of 2015 Compared to First Quarter of 2016

Net Sales. Net sales decreased 14% from $806 million for the three months ended March 31, 2015 to $690 million for the three months ended March 31, 2016. Our decline in sales was primarily driven by a 13% decline in total sales volume, from 929 thousand tons in 2015 to 811 thousand tons in 2016. The decline in volume was primarily due to the general softening of demand for coated papers, our capacity reductions at our Androscoggin mill, and the permanent closure of our Wickliffe mill. Average sales price per ton declined from $867 in the three months ended March 31, 2015 to $851 in the three months ended March 31, 2016.

Cost of sales.  Cost of products sold, excluding depreciation, amortization, and depletion expenses, decreased by approximately $110 million, or approximately 15%, from the three months ended March 31, 2015 to the three months ended March 31, 2016. The decrease in cost of products sold was primarily the result in a decline in sales volume. Our gross margin, excluding depreciation, amortization, and depletion expenses, was 9.7% for the three months ended March 31, 2015, compared to 10.4% for the three months ended March 31, 2016. Depreciation, amortization, and depletion expenses decreased $9 million, or 16%.

Selling, general and administrative. Selling, general and administrative expenses for three months ended March 31, 2016 decreased by $8 million, or 15%, as a result of synergies achieved from the NewPage acquisition. As a percentage of sales, selling, general and administrative expenses were 7% for each of the three months ended March 31, 2015 and 2016.

Restructuring charges.  Restructuring charges for the three months ended March 31, 2015 were $22 million, compared to $144 million for the three months ended March 31, 2016. Restructuring charges in 2016 are primarily as a result of the permanent closure of the Wickliffe mill.

Other operating income.  Other operating income for the three months ended March 31, 2016 was $57 million and is primarily attributable to the sale of hydroelectric facilities in January 2016.

Interest expense.  Interest expense for the three months ended March 31, 2015 was $66 million compared to $26 million for the three months ended March 31, 2016.  The change in interest expense year over year reflects the fact that we ceased recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise. The interest not recorded has been stayed by the Bankruptcy Court.

Reorganization items, net.  Reorganization items, net for the three months ended March 31, 2016 was a gain of $48 million. Reorganization items, net represent expenses and income directly associated with the Chapter 11 Cases as reported separately in the statement of operations. Reorganization items, net also include adjustments to reflect the carrying value of liabilities subject to compromise (“LSTC”) at their estimated allowed claim amounts, as such adjustments are determined. The adjustment of the carrying value of our debt to the estimated allowed claim of its stated principal balance resulted in a gain of $81 million.

Liquidity and Capital Resources. Our Cash and cash equivalents were $4 million as of December 31, 2015, compared to $40 million as of March 31, 2016. Our capital expenditures were $9 million for the three months ended March 31, 2015, and $11 million for the three months ended March 31, 2016.  As previously disclosed, in connection with the Chapter 11 Cases, Verso Finance, Verso Holdings and certain of its subsidiaries entered into the Verso DIP Facility and NewPage Corp and certain of its subsidiaries entered into the NewPage DIP ABL Facility and the NewPage DIP Term Loan Facility. The NewPage DIP Term Loan Facility consists of $175 million of new money term loans and $175 million of “rolled up” loans refinancing loan outstanding under the existing term loan facility of NewPage outstanding on the date we filed the Chapter 11 Cases (i.e., such loans were deemed to become loans under the NewPage DIP Term Loan Facility). As of March 31, 2016, all amounts have been borrowed under the NewPage DIP Term Loan Facility, and $0 million and $68 million are outstanding under the Verso DIP Facility and NewPage DIP ABL Facility, respectively.  We have $52 million and $169 million available for borrowing under the Verso DIP Facility and NewPage DIP ABL Facility, respectively, as of March 31, 2016.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

EBITDA consists of earnings before interest, taxes, depreciation, and amortization.  Adjusted EBITDA reflects adjustments to EBITDA to eliminate the impact of certain items that we do not consider to be indicative of our performance. Adjusted EBITDA is a financial term commonly used in our industry.  We use Adjusted EBITDA as a way of evaluating our performance relative to that of our peers.  We believe that Adjusted EBITDA is an operating performance measure that provides investors and analysts with a measure of ongoing operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies.

You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of Adjusted EBITDA. We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors.  We also believe that Adjusted EBITDA is a useful measurement tool for assessing our ability to meet our future debt service, capital expenditures, and working capital requirements.

Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with U.S. GAAP and are susceptible to varying calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.  You should consider our EBITDA and Adjusted EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities, which are determined in accordance with U.S. GAAP.

	Three Months Ended
	March 31,
(Dollars in millions)	2015	2016
Net loss	$(122)	$(88)
Income tax benefit	—	—
Interest expense, net	66	26
Depreciation, amortization and depletion	57	48
EBITDA	$1	$(14)
Adjustments to EBITDA:
Restructuring charges (1)	22	144
NewPage acquisition and integration-related costs/charges (2)	24	—
Reorganization items, net (3)	—	(48)
Pre-reorganization charges (4)	—	6
Gains on disposal of assets (5)	—	(57)
Other items, net (6)	(3)	9
Adjusted EBITDA	$44	$40
(1) Charges primarily associated with the closure of the Wickliffe mill in 2016. In 2015, represents severance and employee related costs and other restructuring charges associated with the NewPage acquisition, and the closure of the Bucksport mill.
(2) Professional fees and other charges and integration costs incurred in connection with the NewPage acquisition, including one-time impacts of purchase accounting.
(3) Expenses and income directly associated with the bankruptcy proceedings in 2016.
(4) Costs incurred in connection with advisory and legal services related to planning for company reorganization.
(5) Realized gains on the sale of assets, which are primarily attributable to the sale of hydroelectric facilities in January 2016.
(6) Amortization of non-cash incentive compensation, unrealized losses (gains) on energy-related derivative contracts, and miscellaneous non-cash and other earnings adjustments.

VERSO CORPORATION
(Name of Registrant as Specified in Charter)

VERSO PAPER HOLDINGS LLC
(Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: May 17, 2016	By:	/s/ Allen J. Campbell
Allen J. Campbell
Senior Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).